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                                                                    EXHIBIT B


           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          This exhibit is filed in response to Item 8. Canpartners IV is a special purpose investment vehicle formed to hold securities through participation agreements for accounts managed by Canyon Capital Management, L.P., a registered investment advisor controlled by Canpartners. Thus, Canpartners IV may be deemed to beneficially own and have sole voting and dispositive power over a total of 1,293,335 shares. The members of Canpartners IV are Canpartners and Messrs. Friedman, Julis and Evensen. Canpartners is a holding company formed for the purpose of acting as the general partner in various investment partnerships and thus Canpartners may be deemed to share beneficial ownership of the shares shown as owned by Canpartners IV. Joshua S. Friedman, R. Christian B. Evensen, and Mitchell R. Julis are the sole shareholders and directors of Canpartners and may be deemed to share beneficial ownership of the shares shown as owned by Canpartners IV.